

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3720</u>

August 9, 2007

Shane Albers
Chief Executive Officer
Investors Mortgage Holdings, Inc.
11333 N. Scottsdale Rd #160
Scottsdale, Arizona, 85254

> **Re: IMH Secured Loan Fund, LLC**
> **Registration Statement on Form 10**
> **Amendment 1 Filed July 31, 2007**
> **File No. 0-52611**

Dear Mr. Albers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that the company is now subject to the reporting requirements under Section 13(a) of the Exchange Act since your Form 10-12G automatically became effective by lapse of time 60 days after your initial April 30, 2007 filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Though the 10-12G is already effective, we will continue to review your filing until all of our comments have been addressed.

2.   We note your response to our prior comment one, however we note that much of the analysis contained therein focuses on to whom units were sold, as opposed to those parties to whom units were offered. Please advise what procedures are in place to ensure that *offers* of your securities are made only to accredited investors. In this regard, we note that you have not received confirmation from 20% of your broker dealer network that offers are only made to accredited investor with whom they have a pre-existing relationship.

Business, page 1

3.   We note your response to our prior comment four and your revised disclosure on page three. We particularly note your statement that you do not participate in the subprime market and your statement that you are able to charge higher interest rates "because the projects that the company lends money carry increased risk over projects that regulated lenders are able to qualify under the regulated lenders' underwriting guidelines."   Therefore, balance your statement that you make loans to creditworthy borrowers with disclosure that you make loans to borrowers for riskier projects than traditional lenders. In addition, provide examples of how these projects are perceived to involve greater risk of default.

4.   We note your response to our prior comment eight. In order to balance the disclosure currently contained in the document, please revise in this location to include the average loan principal balance during each of FY2004, FY2005 and FY2006.

5.   We note your response to our prior comment 11 and the added disclosure on pages eight and nine. Please clarify how purchasing loans creates short-term liquidity to fund new loans and reduce portfolio risk. Clarify whether the specific criteria that IMH will evaluate when determining whether selling or participating your loans are the same factors that IMH will consider when determining whether to cause the Fund to purchase or participate in loans from affiliates or third parties, and, if not, then similarly revise to describe the criteria that IMH will consider.

Item 1A. Risk Factors, page 12

Our underwriting standards and procedures may not protect us from loan defaults, which could reduce the Fund's earnings and distributions to Members, page 14

6.   Provide examples of how your underwriting standards and procedures materially differ from those of traditional lenders.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Results of Operations, page 21

7.   For all time periods currently included, please expand this section to compare the
        total amounts paid to IMH against the interest proceeds received by the Fund.

8.   We note your statement on page 34 that both the interest rate that the Fund
        charges, and the fees that your manager charges, are 2% to 5% higher than
        comparable loans made by other banks and conventional lenders. Please discuss
        whether there is a one to one correlation in such higher rates and fees, or whether
        rates rise more quickly than fees or vice versa.

9.   Additionally, we note your added disclosure to page 21 relating to fees. Please
        discuss whether any of the expenses that the Fund pays relating to defaulted loans,
        foreclosure activities, and property acquired through foreclosure are paid to your
        manager. Discuss why such properties are included within the Earning Asset
        Base when the Fund appears to be paying all the fees associated with such
        activities and taking all of the risk.

10.   Please discuss the apparent conflict of interest involving the payment of the
        administrative fee to IMH: Since it is your manager makes decisions on behalf of
        the Fund with respect to such defaulted loans, foreclosure activities, and property
        acquired through foreclosure, and receives compensation related to such
        activities, but the Fund pays the fees and assumes the risk, your manager would
        appear to have interests not in alignment with the Fund's investors.

Mortgage Loans, Participations and Loan Sales, page 26

11.   We note your response to our prior comment 23, and your related response to our
        prior comment five. Rather than use the generic phrase "from time to time,"
        provide quantitative disclosure of the extent to which IMH had caused you to sell
        or repurchase loans. We note that your response letter indicates that such
        activities are infrequent. Please quantify. In light of your disclosed average loan
        principal balance was of $519,000 in FY2004, $2.27 million in FY2005 and $5.88
        million in FY2006, it is unclear how the figures disclosed on page 26 relate to
        your statement that they are infrequent. Please clarify.

Item 6. Executive Compensation, page 34

12.   We note your response to our prior comment 28. As long as the executive
        officers of IMH will be devoting substantially all of their time to managing the
        company, you should provide executive compensation disclosure as required by
        Item 402 of Regulation S-K. Compensation paid to these individuals, regardless
        of the source, is reportable pursuant to Item 402 if the individuals devote
        substantially all their time to managing the company.

Certain Relationships and Related Transactions, page 35

13.   Please detail the "substantial fees and reimbursement of expenses from the
        proceeds of the offering" mentioned on page 35. We note the following statement
        contained on page F-16: "Under terms of the Operating Agreement in effect to
        May 2006, IMH is entitled to receive credits to its Fund capital account in an
        amount equal to any sales commissions it pays to registered broker/dealers in
        connection with a sale of Fund units. Since the inception of the Fund, to May
        2006, IMH waived this right. In May 2006 the Members voted on and approved
        certain changes to the Operating Agreement with its Manager, including IMH's
        relinquishment of a right to these credits."

Description Of Registrant's Securities To Be Registered, Page 39

14.   We note your response to our prior comment 36. Please clarify your disclosure to
        discuss whether Fund members have the right under the Operating Agreement to
        obtain a copy of the list of members or to receive appraisal or dissenter's rights.

15.   We note your response to our prior comment 37. Please clarify your disclosure to
        discuss the vote of members necessary to approve any proposal and the rights of
        members to submit a proposal to the vote of members.

16.   We note your response to our prior comment 38. Please clarify if there are any
        limitations or conditions (including those under state law) that the Manager may
        place on the exercise of shareholder rights.

                        *   *   *

        As appropriate, please amend your filing and respond to these comments within
ten business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, or Michele Anderson, at (202) 551-3833, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Steven D. Pidgeon, Esq.
        (602) 382-6070